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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 5)

HEALTHETECH, INC. (Name of Issuer)
COMMON STOCK (Title of Class of Securities)
422210 10 4 (CUSIP Number)

JAMES R. MAULT, M.D.,
30589 MONARCH COURT
EVERGREEN, CO 80439
(303) 674-1668

COPY TO

WHITNEY HOLMES
HOGAN & HARTSON L.L.P.
1200 17TH STREET, SUITE 1500
DENVER, CO 80202
(303) 899-7300
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
July 28, 2003 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ?.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
(Amendment No. 5)

CUSIP No. 422210 10 4	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON JAMES R. MAULT, M.D.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*			(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS* OO(1)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA

NUMBER OF SHARES		7	SOLE VOTING POWER 2,043,066(2)
BENEFICIALLY
OWNED BY EACH		8	SHARED VOTING POWER 0
REPORTING
PERSON WITH		9	SOLE DISPOSITIVE POWER 2,043,066(2)

		10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,043,066(2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.99%(3)

14	TYPE OF REPORTING PERSON* IN

(1)
No source of funds. This Amendment No. 5 to Schedule 13D relates to dispositions of securities.

(2)
Of these shares beneficially held by the Reporting Person, 825,833 shares are issuable upon exercise by the Reporting Person of vested stock options. In previous filings, 22,854 shares were inadvertently incorrectly disclosed as beneficially owned by the Reporting Person as trustee of his minor children's trusts. The Reporting Person's former wife, who has custody of the children and does not share a residence with the Reporting Person, is trustee.

(3)
The percentage ownership is calculated using 19,615,292 shares of common stock of the Issuer which were issued and outstanding as of July 28, 2003, and 825,833 shares of common stock exercisable pursuant to vested stock options.

Item 1. Security and Issuer.

        This Amendment No. 5 to the statement on Schedule 13D relates to the common stock, $0.001 par value per share (the "Common Stock"), of HealtheTech, Inc., a Delaware corporation (the "Issuer"), and is being filed pursuant to Rule 13d-2 under the Securities Exchange Act of 1934, as amended. This Amendment No. 5 to the statement on Schedule 13D amends the statement on Schedule 13D filed on July 29, 2002, as amended by Amendment No. 1 thereto filed on December 5, 2002, Amendment No. 2 thereto filed on February 5, 2003, Amendment No. 3 thereto filed on March 24, 2003 and amended and restated by Amendment No. 4 thereto filed on July 11, 2003. The address of the principal executive offices of the Issuer is 523 Park Point Drive, 3rd Floor, Golden, Colorado 80401.

Item 3. Source and Amount of Funds or Other Consideration.

        This Amendment No. 5 to the statement on Schedule 13D relates to the disposition of shares of Common Stock and thus this Item 3 is not applicable.

Item 4. Purpose of Transaction.

        This Amendment No. 5 relates to the disposition by the Reporting Person of 357, 676 shares of Common Stock in brokered open-market transactions and of 93,000 shares of Common Stock by bona fide gift since the filing of Amendment No. 4 to the statement on Schedule 13D. Depending on prevailing market conditions and the Reporting Person's internal valuations, the Reporting Person expects to make further dispositions of Common Stock in the future.

        Other than as described above, the Reporting Person has no plans or proposals which relate to or would result in any of the matters listed in Items 4(a)-(j) of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

          (a)   The Reporting Person may be deemed to beneficially own 2,043,066 shares of Common Stock (including stock options providing for the right to acquire 825,833 shares of Common Stock that have vested). The aggregate number of shares for which the Reporting Person may be deemed to be the beneficial owner represents approximately 9.99% of the 19,615,292 issued and outstanding shares of Common Stock as of July 28, 2003, assuming the exercise of all 825,833 options to purchase shares of Common Stock held by the Reporting Person.

          (b)   The Reporting Person has sole dispositive and voting power over all of the 2,043,066 shares of Common Stock beneficially owned by him.

Page 3 of 5 pages

          (c)   During the past 60 days, the Reporting Person effected the following transactions:

            1.     Open market sales pursuant to Rule 144:

Date	Number of Shares	Price per Share
July 14, 2003	24,200	$0.80 to $0.82
July 15, 2003	16,300	$0.80 to $0.81
July 17, 2003	3,600	$0.77
July 18, 2003	14,450	$0.75 to $0.77
July 22, 2003	26,400	$0.70 to $0.75
July 23, 2003	35,625	$0.72 to $0.74
July 24, 2003	10,050	$0.71
July 25, 2003	41,250	$0.70
July 28, 2003	42,225	$0.70 to $0.74
September 2, 2003	15,700	$0.75
September 3, 2003	600	$0.75
September 4, 2003	69,631	$0.70 to $0.851
September 8, 2003	37,645	$0.80 to $0.83

            2.     Other Dispositions:

        On August 21 and 22, 2003, the Reporting Person transferred, by bona fide gift, an aggregate of 93,000 shares (46,500 shares each day) to certain friends and family members who do not share a residence with the Reporting Person.

          (d)   Not applicable.

          (e)   Not applicable.

Page 4 of 5 pages

SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 15, 2003.

/s/ JAMES R. MAULT, M.D. James R. Mault, M.D.

Page 5 of 5 pages

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  Item 1. Security and Issuer.
  Item 3. Source and Amount of Funds or Other Consideration.
  Item 4. Purpose of Transaction.
  Item 5. Interest in Securities of the Issuer.
SIGNATURES